UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020.

Commission File Number 001-38172

HUDSON CAPITAL INC.

(formerly known as CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.)

(Translation of registrant’s name into English)

Mr. Warren Wang, Chief Executive Officer

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528- 9999

Email: warren@pxadivsors.com

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

HUDSON CAPITAL INC.

(formerly known as CHINA INTERNET NATIONWIDE FINANCIALSERVICES INC.)

AND SUBSIDIARIES

Announces Unaudited Financial Results For the Six Months Ended June 30, 2020

PRELIMINARY NOTE

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Forward Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 15, 2020 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. As used in this interim report, the terms “we,” “us,” “our Company,” “our,” or “HUSN” refers to Hudson Capital Inc. (formerly known as China Internet Nationwide Financial Services, Inc.), its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including but not limited to Sheng Ying Xin (Beijing) Management Consulting Co., Ltd, Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd., Fu Hui (Shenzhen) Commercial Factoring Co., Ltd. and Yingda Xincheng (Beijing) Insurance Broker Co., Ltd.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Metrics for the period from January 1, 2020 to June 30, 2020.

We regularly monitor a number of metrics in order to measure our current and projected future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	For the Six Months Ended June 30,
	2020		2019
	RMB	US$	RMB	US$
	(in Million)
Amount of financing advised:	-	-	213	31
Intermediary Loan	-	-	153	22
Amount of factoring financing provided:	-	-	60	9

	For the Six Months Ended June 30,
	2020	2019
Number of clients advised(1)	-	5
Intermediary Loan	-	1
Number of factoring clients served	-	4

(1) The number of clients for a specified period represents the number of clients whose financing were funded during such period.

	For the Six Months Ended June 30,
	2020	2019
	(in US$)
Advisory fees billed to clients(1)	-	424,928
Factoring service fee billed to clients(2)	605	805,053

(1)	Represent amounts net of VAT.

The amount of financing advised is calculated by summing up the actual financing amount under the financing advisory contracts. The revenue is calculated by multiplying the service fee ratio indicated on the contract and the financing amount advised.

(2) Represent amounts net of VAT

The amount of factoring service provided is calculated by summing up actual financing amount under the factoring contracts. The revenue is calculated by multiplying the factoring service fee ratio and the interest rate indicated on the contract and the financing amount provided.

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Results of Operations for the Six Months ended June 30, 2020

The following tables set forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of variance. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,		Variance
	2020	2019	Amount	%
Revenue	$605	$1,229,981	$(1,229,376)	(100.0)%
Cost of revenue	-	126	(126)	(100.0)%
Gross profit	605	1,229,855	(1,229,250)	(100.0)%
General and administrative expense	862,015	1,159,696	(297,681)	(25.7)%
Selling and marketing expense	10,534	43,290	(32,756)	(75.7)%
(Loss) Income from operations	(871,944)	26,869	(898,813)	(3,345.2)%
Interest income on bank deposit	14	537	(523)	(97.4)%
Other income (expenses), net	50,000	(4,550,501)	4,600,501	101.1%
Interest income from loans to third parties	181,000	2,039,884	(1,858,884)	(91.1)%
Reversal of impairment loss (Impairment loss) on loans to third parties	687	(51,563,170)	51,563,857	100%
Loss before income taxes	(640,243)	(54,046,381)	53,406,138	98.8%
Income tax (benefit) expenses	-	1,834,911	1,834,911	(100.0)%
Net loss	$(640,243)	$(55,881,292)	$(55,241,049)	(98.9)%
Comprehensive loss	$(615,118)	$(55,390,807)	$(54,775,689)	(98.9)%

Revenue

Revenue for six months ended June 30, 2020 decreased 100.0% period-over-period to $605 from $1,229,981 in the same period in 2019.

Our revenue in the second quarter of 2020 is mainly derived from supply chain financing services of $605, compared with revenue mainly derived from intermediary bank loan advisory services of $424,928 and supply chain financing services of $805,053 for the same period in 2019. This is mainly due to the slow-down of China macroeconomy, partly as a result of the Covid-19 pandemic and the ensuing containment measures both domestically and internationally and deterioration of potential clients’ credit worthiness, which made loans to these clients unfeasible. We have suspended our domestic banking related advisory business lines.

Cost of Revenue

Total cost of revenue, which comprises mainly revenue-generating staffing costs, was $0 for the six months ended June 30, 2020 compared to $126 for the six months ended June 30, 2019. The decrease in cost of revenue is basically in line with our significant decrease in revenue.

Gross Profit and Gross Margin

Gross profit for the period from January 1, 2020 to June 30, 2020 decreased 100.0% to $605 from $1,229,855 in the same period in 2019. The decrease is in line with the revenue decrease of 100.0% over the same periods.

Gross margin, or gross profit as a percentage of total revenues, was 100% for the period from January 1, 2020 to June 30, 2020, compared with 100% in the same period in 2019.

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Operating Expenses

Total operating expenses for the six months ended June 30, 2020 decreased 27.5% period-over-period to $872,549 from $1,202,986 in the same period in 2019.

General and administrative expenses consist primarily of staff salaries, rental expenses and consulting service expenses. General and administrative expenses were $862,015 for the six months ended June 30, 2020, as compared to $1,159,696 in the same period in 2019, a decrease of $297,681 or 25.7%. The decrease in general and administrative expenses was mainly due to staff lay-offs.

Selling and marketing expenses for the six months ended June 30, 2020 decreased 75.7% period-over-period to $10,534 from $43,290 in the comparable period in 2019, a decrease of $32,756. The period-over-period decrease is in line with the overall scaling down of our business.

(Loss) Income from Operations and Operating Margin

Loss from operations in the six months ended June 30, 2020 was $871,944, compared with income from operations of $26,869 in the same period in 2019.

Operating margin, or income from operations as a percentage of total revenue, was (144,123)% and 2.2% for the six months ended June 30, 2020 and 2019 respectively. This decrease was mainly due to the significant decrease in our revenue.

Interest income

Interest income was $181,014 for the six months ended June 30, 2020, compared with $2,040,421 for the same period a year ago. Interest income was primarily derived from loans to third parties.

Other income (expenses), net

Other income was $50,000 for the six months ended June 30, 2020, compared with other expenses of $4,550,501 for the same period a year ago. Other income was primarily from the disposal of expired loans to third parties to an unrelated third party.

Reversal of impairment loss (Impairment loss) on loans to third parties

Reversal of impairment loss on loans to third parties amounted to $687 for the six months ended June 30, 2020, compared with $51.6 million of impairment loss on loans to third parties for the same period in 2019. Management assessed the collectability of its assets by the end of the quarter ended June 30, 2020 and determined that no impairment should be made against entrusted loans and direct loans.

Income tax expense

Income tax expenses were $0 for the six months ended June 30, 2020, compared with income tax expenses of $1,834,911 in the same period of the previous year. The income tax expenses were mainly valuation allowance made on deferred tax assets on our accounts since management believes that they are unlikely to generate any profits in the foreseeable future and determined to utilize the deferred tax assets as a result of accumulated operating losses.

Foreign Currency Translation Gain/(Loss)

Foreign currency translation gain was $25,125 in the six months ended June 30, 2020, compared with a gain of $490,485 in the same period of the previous year, as a result of the fluctuations in the exchange rates of the Renminbi against the US dollar.

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Net Income

Net loss for the six months ended June 30, 2020 was $640,243, as compared to a loss of $55,881,292 recorded for the six months ended June 30, 2019. This decrease was principally due to no addition of impairment losses on our direct loans and loans to third parties.

Liquidity and Capital Resources

As of June 30, 2020 and December 31, 2019, we had $3,779,082 and $13,567 in cash, respectively.

Net cash used by operations for the six months ended June 30, 2020 and 2019 was $710,658 and $957,994, respectively.

Net cash provided by financing for the six months ended June 30, 2020 was $4,278,000 proceeds from two registered direct offering and issuance of ordinary shares.

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary and VIE only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary and VIE in China are required to make annual appropriations of 10% of after-tax profit to a general reserve fund or statutory reserve fund until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Paid-in capital of the PRC subsidiary and VIE included in the Company’s consolidated net assets are also non-distributable for dividend purposes. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIE are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. The Company is expected to focus its operations mainly in PRC for the time being and is not expected to have significant operations outside the PRC in the foreseeable future. It is not expected to have significant transfers of cash to and/or from the PRC subsidiary and VIE.

According to applicable PRC laws and regulations, a number of conditions must be met before any dividends of a wholly foreign-owned enterprise, such as our PRC subsidiary, may be distributed. In accordance with the Implementation Rules of Wholly Foreign-Owned Enterprise Law of the PRC promulgated by the State Council, prior to the payment of any dividend, our PRC subsidiary is required to (i) reserve funds from its profit of current accounting year to make up its losses for the previous accounting years, (ii) pay the income taxes pursuant to applicable tax laws of the PRC and (iii) reserve accumulated funds to improve our PRC subsidiary’s ability to withstand operation risks. Therefore, the PRC regulations could conceivably limit the amount of dividends that can be paid by our PRC subsidiary although our PRC subsidiary has historically not paid any dividends. We believe that such limitation will exist in the future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Subsequent events

On June 15, 2020, the Company received notification from the NASDAQ that its application to list its ordinary shares on The Nasdaq Capital Market had been approved. The Company’s securities will be transferred to the Capital Market at the opening of business on July 16, 2020.

On July 31, 2020, the Company closed a direct offering of 3,555,556 shares of its ordinary shares, par value $0.001 per share (the “ordinary shares”) to institutional investors at a purchase price of $0.45 per share in a registered direct offering and the net proceeds from the direct offering was around $1.5 million.

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HUDSON CAPITAL INC.

(formerly known as CHINA INTERNET NATIONWIDE FINANCIALSERVICES INC.)

AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$)

	As of June 30,	As of December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$3,779,082	$13,567
Accounts receivable (including $0 and $0 of receivable from related parties as of June 30, 2020 and December 31, 2019, respectively)	-	7,264
Other receivables	796,948	646,690
Loan to third parties	4,800,000	4,800,000
Prepayments and advance to suppliers	8,728	13,567
Due from related parties	75,351	76,466
Total Current Assets	9,460,109	5,561,034

Non-current assets
Property and Equipment, net	797	1,503
Intangible assets, net	1,206	1,940
Long-term prepayment	2,793	4,580
Deferred Tax Assets	-	-
Total Assets	$9,464,905	$5,569,057

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued payroll	$606,674	$621,483
Other payables and accruals	225,792	201,469
Due to related party	334,650	279,925
Taxes payable	946,930	986,195
Total Current Liabilities	2,114,046	2,089,072
Provision of other Liabilities	945,873	959,881
Total Liabilities	3,059,919	3,048,953

Shareholders’ equity
Common Stock ($0.001 par value, unlimited shares authorized, 28,467,129 and 22,114,188 share issued and outstanding at June 30, 2020 and December 31, 2019, respectively)	28,467	22,114
Additional paid in capital	32,934,692	28,441,045
Statutory reserve	2,949,930	2,949,930
Retained earnings	(26,019,942)	(25,379,699)
Accumulated other comprehensive loss	(3,488,161)	(3,513,286)
Total Shareholders’ Equity	6,404,986	2,520,104
Total Liabilities and Shareholders’ Equity	$9,464,905	$5,569,057

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HUDSON CAPITAL INC.

(formerly known as CHINA INTERNET NATIONWIDE FINANCIALSERVICES INC.)

AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In US$)

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Revenue
International corporate financing advisory	$-	$424,928
Factoring service	605	805,053
Total revenue	605	1,229,981

Cost of revenues	-	126
Gross profit	605	1,229,855

Operating expenses
Selling and marketing expenses	10,534	43,290
General and administrative expenses	862,015	1,159,696
Total Operating expenses	872,549	1,202,986
(Loss) Income from operations	(871,944)	26,869

Other income (expenses)
Interest income on bank deposit	14	537
Other income (expenses), net	50,000	(4,550,501)
Interest income from loans to third parties	181,000	2,039,884
Reversal of impairment (Impairment loss) on loans to third parties	687	(51,563,170)
Total other income (expenses), net	231,701	(54,073,250)

Loss before income tax expenses	(640,243)	(54,046,381)
Income tax expenses	-	1,834,911
Net Loss	$(640,243)	$(55,881,292)
Other comprehensive loss
Foreign currency translation gain	25,125	490,485
Comprehensive Loss	$(615,118)	$(55,390,807)
Weighted average number of shares
Basic	23,313,283	22,114,188
Diluted	23,313,283	22,114,188
Earnings per share
Basic	$(0.027)	$(2.527)
Diluted	$(0.027)	$(2.527)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2020	HUDSON CAPITAL INC.

	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer

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